UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Temple-Inland Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    879868107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 7, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,951,747

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,951,747

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,951,747

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.84%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,951,747

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,951,747

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,951,747

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.84%

14 TYPE OF REPORTING PERSON*
     OO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,951,747

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,951,747

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,951,747

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.84%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,449,624

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,449,624

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,449,624

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.26%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund II LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     932,708

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     932,708

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     932,708

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.88%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund III LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     353,752

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     353,752

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     353,752

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.33%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     4,736,084

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     4,736,084

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,736,084

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.47%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,476,196

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,476,196

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,476,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.34%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,476,196

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,476,196

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,476,196

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.34%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Icahn Partners Holding LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,212,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     7,212,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,212,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.81%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     IPH GP LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,212,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     7,212,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,212,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.81%

14 TYPE OF REPORTING PERSON*
     OO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,212,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     7,212,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,212,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.81%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     American Property Investors, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,212,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     7,212,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,212,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.81%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     7,212,280

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     7,212,280

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,212,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.81%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
     Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     9,164,027

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     9,164,027

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,164,027

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.65%

14 TYPE OF REPORTING PERSON*
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 22, 2007, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Temple-Inland Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended by the addition of the following:

     As a result of the transfer of their general partnership interests in Icahn Onshore and Icahn Offshore to affiliates of Carl C. Icahn, (i) CCI Onshore and CCI Offshore are no longer "Reporting Persons" and (ii) the following additional parties shall be included within the definition of the term "Reporting Persons":
Icahn Partners Holding LP, a Delaware limited partnership ("Icahn Partners Holding"); IPH GP LLC, a Delaware limited liability company ("IPH"); American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"); American Property Investors, Inc., a Delaware corporation ("API"); and Beckton Corp., a Delaware corporation ("Becton").

     The principal business address of each of Icahn Partners Holding, IPH, AREH, API and Beckton is 445 Hamilton Avenue, Suite 1210, White Plains, NY 10601.

     Icahn Partners Holding is the general partner of each of Icahn Onshore and Icahn Offshore. IPH is the general partner of Icahn Partners Holding. AREH is the sole member of IPH. API is the general partner of AREH. Beckton is the sole stockholder of API. Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the additional Reporting Persons.

     Icahn Partners Holding is primarily engaged in the business of serving as the general partner of each of Icahn Onshore and Icahn Offshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Partners Holding. AREH is primarily engaged in the business of holding interests in various operating companies. API is primarily engaged in the business of serving as the general partner of each of AREH and American Real Estate Partners, L.P., a publicly traded master limited partnership controlled by Mr. Icahn, which is the sole limited partner of AREH. Beckton is primarily engaged in the business of holding the stock of API.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the additional Reporting Persons are set forth in Schedule A attached hereto.

     None of the additional Reporting Persons nor any manager or executive officer of the additional Reporting Persons, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,164,027 Shares (including Shares subject to call options), representing approximately 8.65% of the Issuer's outstanding Shares (based upon the 105,974,913 Shares stated to be outstanding as of June 30, 2007 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2007.

     (b) High River has sole voting power and sole dispositive power with regard to 1,951,747 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,449,624 Shares (including, once acquired, Shares subject to call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 932,708 Shares (including, once acquired, Shares subject to call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 353,752 Shares (including, once acquired, Shares subject to call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,476,196 Shares. Each of Icahn Onshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficiall owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.



                                Shares Purchased       Price Per Share/
Name                  Date           (Sold)            Exercise Price
----------------- ----------- --------------------- ---------------------
High River          08/06/07              14,120               56.3957
----------------- ----------- --------------------- ---------------------
High River          08/07/07              22,500               56.8177
----------------- ----------- --------------------- ---------------------
High River          08/13/07               3,960               56.9975
----------------- ----------- --------------------- ---------------------
High River          08/14/07              42,720               55.9929
----------------- ----------- --------------------- ---------------------
High River          08/15/07              38,520               54.5813
----------------- ----------- --------------------- ---------------------
High River          08/16/07              34,020               51.2368
----------------- ----------- --------------------- ---------------------
High River          08/20/07               4,660               53.8847
----------------- ----------- --------------------- ---------------------
High River          08/21/07               1,780               53.8879
----------------- ----------- --------------------- ---------------------
High River          09/05/07              32,780               53.8404
----------------- ----------- --------------------- ---------------------
High River          09/06/07              10,000               53.4702
----------------- ----------- --------------------- ---------------------
Icahn Master        09/07/07          (3,121,088)              52.2792
----------------- ----------- --------------------- ---------------------
Icahn Master        09/07/07       (1) 3,285,356           (2) 55.2170
----------------- ----------- --------------------- ---------------------
Icahn Master II     09/07/07            (843,878)              52.2792
----------------- ----------- --------------------- ---------------------
Icahn Master II     09/07/07         (1) 888,293           (2) 55.2170
----------------- ----------- --------------------- ---------------------
Icahn Master III    09/07/07            (320,062)              52.2792
----------------- ----------- --------------------- ---------------------
Icahn Master III    09/07/07         (1) 336,907           (2) 55.2170
----------------- ----------- --------------------- ---------------------

--------------------
(1) Shares underlying American-style call options purchased by the applicable Reporting Persons, which expire on February 20, 2008.

(2) Per share exercise price (including premium) of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The first paragraph of Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 4,326,840 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate. In addition, the Reporting Persons have sold European-style put options referencing an aggregate of 4,510,556 Shares, which expire on February 20, 2008. The agreements provide that they settle in cash. The per share cash settlement amount of put options sold by the Reporting Persons will be equal to the difference between (i) an initial reference price (as adjusted to account for any dividends or other distributions declared by the Issuer prior to settlement of the options) and (ii) the volume-weighted average price per Share during a period of trading days following the settlement date (if lower than the initial reference price, as adjusted). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2007

HIGH RIVER LIMITED PARTNERSHIP
  By:  Hopper Investments LLC, general partner
    By:  Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:  Edward E. Mattner
           Title: Authorized Signatory

HOPPER INVESTMENTS LLC
  By:  Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
         Name:  Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN OFFSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN PARTNERS LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN ONSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
  By:  IPH GP LLC, general partner
    By:  American Real Estate Holdings Limited Partnership, general partner
      By:  American Property Investors, Inc., general partner

        By:  /s/ Andrew Skobe
             ----------------
             Name:  Andrew Skobe
             Title: Chief Financial Officer

IPH GP LLC
  By:  American Real Estate Holdings Limited Partnership, general partner
    By:  American Property Investors, Inc., general partner

      By:  /s/ Andrew Skobe
           ----------------
           Name:  Andrew Skobe
           Title: Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
  By:  American Property Investors, Inc., general partner

    By:  /s/ Andrew Skobe
         ----------------
         Name:  Andrew Skobe
         Title: Chief Financial Officer

AMERICAN PROPERTY INVESTORS, INC.

  By:  /s/ Andrew Skobe
       ----------------
       Name:  Andrew Skobe
       Title: Chief Financial Officer

BECKTON CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

    [Signature Page of Amendment No. 4 to Schedule 13D - Temple-Inland Inc.]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.

American  Real  Estate  Holdings   Limited   Partnership,   a  Delaware  limited
partnership ("AREH"); American Property Investors, Inc., a Delaware corporation ("API"); and Beckton Corp., a Delaware corporation ("Becton").


ICAHN PARTNERS HOLDING LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner


IPH GP LLC
Name                                Position
----                                --------
American Real Estate                Sole Member
Holdings Limited Partnership


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
Name                                Position
----                                --------
American Property                   General Partner
Investors, Inc.


AMERICAN PROPERTY INVESTORS, INC.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Keith A. Meister                    Vice Chairman, Principal Executive Officer
Vincent J. Intrieri                 Director
Peter K. Shea                       President
Andrew Skobe                        Chief Financial Officer
John P. Saldarelli                  Vice President; Secretary
Felicia P. Buebel                   Assistant Secretary


BECKTON CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Secretary; Treasurer